SUTCLIFFE RESOURCES LTD.

NEWS RELEASE

SUTCLIFFE RESOURCES LTD. ANNOUNCES SUCCESSFUL
CLOSING OF PUBLIC OFFERING

Vancouver, British Columbia, Canada – June 22, 2005 - Sutcliffe Resources Ltd. ("Sutcliffe" or the "Company") is pleased to announce that the Company has completed the closing of a public offering, raising gross proceeds of $2.3 million. A total of 9,200,000 units (each comprised of one common share and one half of one common share purchase warrant) at $0.25 per unit were sold under the offering. Each warrant is exercisable to acquire an additional common share of the Company at $0.35 for 24 months. Canaccord Capital Corporation acted as agent for the offering.

Sutcliffe's Shares have been conditionally approved for listing on the TSX Venture Exchange and are expected to begin trading on or about Monday, June 27, 2005, under the symbol SR.

For further information, please contact either:

Laurence Stephenson, President or
Susan Wong, Chief Financial Officer

Sutcliffe Resources Ltd.
420, 625 Howe Street
Vancouver, B.C. V6C 2T6
Canada

Telephone: (604) 608-0223
Facsimile: (604) 608-0344

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The TSX Venture Exchange does not accept responsibility
for the adequacy or accuracy of this release.